UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006167

January 16, 2004

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-16-2004

Re: SBC Communications Inc.
Incoming letter dated December 27, 2003

Dear Mr. Chevedden:

This is in response to your letters dated December 27, 2003 and January 4, 2004 concerning the shareholder proposal submitted to SBC by Nick Rossi. We also received a letter from the company dated January 13, 2004. On December 24, 2003, we issued our response expressing our informal view that SBC could exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Martin P. Dunn
Martin P. Dunn
Deputy Director

Enclosures

cc: Richard G. Dennis
Senior Counsel
Legal Department
SBC Communications Inc.
175 E. Houston Street
San Antonio, TX 78205

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 — 310-371-7872

FX: 202-942-9525
6 Copies

January 4, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Reasonable opportunity to respond to each company no action request

Ladies and Gentlemen:

This is to respectfully request a reasonable opportunity to respond to each company no action request – before the Response of the Office of Chief Counsel letter is issued.

In SBC Communications Inc. (December 24, 2003) the company submitted a no action request on December 11, 2003. The Staff issued its Response in less than 2 weeks – December 24, 2003 without waiting for a proponent party rebuttal.

This is more significant because the company made an unwarranted accusation against the proponent party.

This is to respectfully request a reasonable opportunity to respond to each company no action request before the Response of the Office of Chief Counsel Response is issued.

Sincerely,

John Chevedden

cc:
Nick Rossi

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

December 27, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

SBC Communications Inc. (SBC)
Response to No Action Request
Nick Rossi

Ladies and Gentlemen:

The number preceding the brackets below correspond to the pages of the company letter.

2] The company failed to note that it failed to respond to the key November 26, 2003 shareholder party request based on analyzing the new company Board Resolution. The shareholder letter, with fax confirmation, was addressed to Mr. Edward Whitacre, Jr., Chairman, SBC Communications Inc. The company's failure to respond is more blatant since the company now wrongfully accuses the shareholder party of "failed or refused to address" the company's Board Resolution.

The company failed to acknowledge that the proponent, in the interest of resolving this issue, made a request to the company. The company has (unprofessionally) failed to respond to this. I believe this is a sign of the low level of the company's credibility. The company is rushing to the no action process when it has not even responded to an attempt to resolve the issue.

The November 26, 2003 fax to Mr. Edward Whitacre, Jr., Chairman SBC Communications Inc. said:
"Thank you for November 25, 2003 letter from Nancy Justice regarding the Board of Directors resolution on the poison pill. Is it possible that this provision can be added to the resolution:
Any material change or discontinuing of the provisions of this resolution will be submitted to a shareholder vote as a separate ballot item on the earliest next possible shareholder ballot."

3] Apparently the company definition of "exactly" is that, if one of a series of unified parts are adopted exactly, then the whole series is purportedly adopted "exactly," i.e. "This is exactly what Mr. Rossi's proposal calls for." In other words the company fallacy is that one part equals the whole "exactly." This is even contradicted by the next company sentence which understates its "exactly" claim as "substantially implements." If the company argument were consistent it must claim "fully implements." As it now stands the company appears to retract or contradict its "exactly" by the very next sentence.

The company cites potentially moot cases starting with AutoNation (March 5, 2003) where each proposal text did not specifically have the following sentence contained in this proposal: "Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election."

Without this key sentence the proposal is subject to manipulation at the expense of shareholders because the policy can be removed at any time and removed without a shareholder vote at any time. The Board could simply remove the policy at any time the board wanted carte blanche to adopt a pill.

4] Proposal text concerning the 60% vote, The Motley Fool, Morningstar.com, Mr. Dunphy and www.cii.org was found to be includable with modification in UGI Corporation (December 18, 2003).

The 2003 and 2004 proposals both concern poison pills and shareholder voting. The 2003 proposal is categorized by the Investor Responsibility Research Center as "Subject: redeem or vote poison pill." The 2003 shareholder proposal to SBC is one of the 79 poison pill shareholder proposals which won an overall 60% yes-vote in 2003. The company has provided no evidence that the 2004 proposal would fall into a different category.

The source of the 60% vote is given at the end of the proposal, IRRC Corporate Governance Bulletin, June – Sept. 2003. After the end of the proposal the company was invited to ask the shareholder party if there were any questions on the references. The company failed to do so in its rush to resort to a no action request.

The company has provided no evidence that either 2003 and 2004 proposals would each fall into separate categories distinguished from all other proposals submitted by various shareholder proponents on the poison pill topic.

5] It is a clear and reasonable conclusion that "Based on in the 60% overall yes-vote in 2003 [at 79 companies] many shareholders believe companies should allow their shareholders a vote." The empirical basis for the conclusion is contained within the statement.

6] The company fails to address the complete references included in the submission. After the end of the proposal the company was invited to ask the shareholder party if there were any questions on the references. The company failed to do so in its rush to resort to a no action request.

With rebutted company objections the company may be subject to this criticism:
Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc: Nick Rossi
Edward Whitacre, Jr.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310-371-7872

November 26, 2003

Mr. Edward Whitacre, Jr.
Chairman
SBC Communications Inc. (SBC)
175 E. Houston
San Antonio, TX 78205
PH: (210) 821-4105
FX: (210) 351-2071, 351-3521

Dear Mr. Whitacre,

Thank you for November 25, 2003 letter from Nancy Justice regarding the Board of Direcotrs resolution on the poison pill. Is it possible that this provision can be added to the resolution: Any material change or discontinuing of the provisions of this resolution will be submitted to a shareholder vote as a separate ballot item on the earliest next possible shareholder ballot

Thank you.

Sincerely,

John Chevedden

cc:
Nick Rossi
cc: James D. Ellis
General Counsel
Nancy Justice
SEC Compliance
PH: 210-351-3407
FX: 210-351-3467

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2003	60%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 60% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company's corporate governance, to vote in favor of this proposal topic.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~overrule~~ ignore our shareholder vote if our Directors seriously believe they have a good reason. I believe our majority vote is a strong signal of shareholder concern. Shareholder voices have been heard, but not a satisfactory response from our Directors. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205

1934 Act/ Rule 14a-8

January 13, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2004 Annual Meeting
Shareholder Proposal of Nick Rossi

Ladies and Gentlemen:

This statement is submitted on behalf of SBC Communications Inc. ("SBC") concerning a shareholder proposal from Nick Rossi, for inclusion in SBC's 2004 proxy materials.

Mr. John Chevedden[1] sent a letter to the Staff dated December 27, 2003, in which he requested "non-concurrence with the company no action request on each point."[2] (A copy sent to SBC is enclosed.) The Staff has previously notified SBC of its concurrence with SBC's intention to exclude the Rossi proposal under Rule 14a-8(i)(10). In its response, the Staff noted "SBC's representation that it does not have a current rights plan in place and that the board has adopted a resolution that requires shareholder approval to adopt any poison pills, requires a shareholder vote in to [*sic*] adopt, maintain, or extend any poison pill, and once adopted, requires a shareholder vote to remove or dilute the resolution." Neither Mr. Chevedden's December 27 letter nor his November 26 letter (which was attached to his December 27 letter) disputes, contradicts or challenges these SBC representations. Moreover, copies of both the Rossi proposal and the SBC Board resolution had been submitted to the Staff by SBC in its No-action request,

---

[1] Mr. Rossi has requested that all communication with him be directed to Mr. John Chevedden.

[2] Although dated December 27, 2003, the copy sent to SBC was postmarked January 6, 2004, and was received by SBC on January 8, 2004.

so when the Staff issued its concurrence it had seen the language of both the proposal and the resolution.

I would also note that in his December 27 letter, Mr. Chevedden alleges that on November 26, 2003, he faxed to Edward Whitacre, SBC's Chairman and Chief Executive Officer, with copies to James D. Ellis, SBC's Senior Executive Vice President and General Counsel, and to Nancy Justice, SBC's Corporate Manager-SEC Compliance, a letter requesting that an additional provision be added to SBC's Board resolution. None of those individuals ever received the November 26 letter. In fact, the provision that Mr. Chevedden proposed in his November 26 letter for inclusion in the SBC Board resolution was already contained in that very resolution.

Since the Staff has previously concurred with the exclusion of this proposal under Rule 14a-8(i)(10), and since Mr. Chevedden has not presented any basis for changing that concurrence, SBC requests that the Staff confirm its concurrence that SBC may omit the proposal from its proxy materials for its 2004 Annual Meeting.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If I may answer any questions about this matter, please do not hesitate to call me at (210) 351-3326.

Sincerely,

Richard G. Dennis
Senior Counsel

Enclosure

cc: Mr. John Chevedden

CHMN. & CEO
1-8-04
JM.Ellis

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

December 27, 2003
Via Airbill

SBC COMMUNICATIONS INC. GENERAL COUNSEL'S OFFICE RECEIVED
JAN 8 2004
Log #.

Wirtz

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

SBC Communications Inc. (SBC)
Response to No Action Request
Nick Rossi

Ladies and Gentlemen:

The number preceding the brackets below correspond to the pages of the company letter.

2] The company failed to note that it failed to respond to the key November 26, 2003 shareholder party request based on analyzing the new company Board Resolution. The shareholder letter, with fax confirmation, was addressed to Mr. Edward Whitacre, Jr., Chairman, SBC Communications Inc. The company's failure to respond is more blatant since the company now wrongfully accuses the shareholder party of "failed or refused to address" the company's Board Resolution.

The company failed to acknowledge that the proponent, in the interest of resolving this issue, made a request to the company. The company has (unprofessionally) failed to respond to this. I believe this is a sign of the low level of the company's credibility. The company is rushing to the no action process when it has not even responded to an attempt to resolve the issue.

The November 26, 2003 fax to Mr. Edward Whitacre, Jr., Chairman SBC Communications Inc. said:
"Thank you for November 25, 2003 letter from Nancy Justice regarding the Board of Directors resolution on the poison pill. Is it possible that this provision can be added to the resolution:
Any material change or discontinuing of the provisions of this resolution will be submitted to a shareholder vote as a separate ballot item on the earliest next possible shareholder ballot."

3] Apparently the company definition of "exactly" is that, if one of a series of unified parts are adopted exactly, then the whole series is purportedly adopted "exactly," i.e. "This is exactly what Mr. Rossi's proposal calls for." In other words the company fallacy is that one part equals the whole "exactly." This is even contradicted by the next company sentence which understates its "exactly" claim as "substantially implements." If the company argument were consistent it must claim "fully implements." As it now stands the company appears to retract or contradict its "exactly" by the very next sentence.

The company cites potentially moot cases starting with AutoNation (March 5, 2003) where each proposal text did not specifically have the following sentence contained in this proposal: "Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election."

Without this key sentence the proposal is subject to manipulation at the expense of shareholders because the policy can be removed at any time and removed without a shareholder vote at any time. The Board could simply remove the policy at any time the board wanted carte blanche to adopt a pill.

4] Proposal text concerning the 60% vote, The Motley Fool, Morningstar.com, Mr. Dunphy and www.cii.org was found to be includable with modification in UGI Corporation (December 18, 2003).

The 2003 and 2004 proposals both concern poison pills and shareholder voting. The 2003 proposal is categorized by the Investor Responsibility Research Center as "Subject: redeem or vote poison pill." The 2003 shareholder proposal to SBC is one of the 79 poison pill shareholder proposals which won an overall 60% yes-vote in 2003. The company has provided no evidence that the 2004 proposal would fall into a different category.

The source of the 60% vote is given at the end of the proposal, IRRC Corporate Governance Bulletin, June – Sept. 2003. After the end of the proposal the company was invited to ask the shareholder party if there were any questions on the references. The company failed to do so in its rush to resort to a no action request.

The company has provided no evidence that either 2003 and 2004 proposals would each fall into separate categories distinguished from all other proposals submitted by various shareholder proponents on the poison pill topic.

5] It is a clear and reasonable conclusion that "Based on in the 60% overall yes-vote in 2003 [at 79 companies] many shareholders believe companies should allow their shareholders a vote." The empirical basis for the conclusion is contained within the statement.

6] The company fails to address the complete references included in the submission. After the end of the proposal the company was invited to ask the shareholder party if there were any questions on the references. The company failed to do so in its rush to resort to a no action request.

With rebutted company objections the company may be subject to this criticism:
Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc: Nick Rossi
Edward Whitacre, Jr.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310-371-7872

November 26, 2003

Mr. Edward Whitacre, Jr.
Chairman
SBC Communications Inc. (SBC)
175 E. Houston
San Antonio, TX 78205
PH: (210) 821-4105
FX: (210) 351-2071, 351-3521

Dear Mr. Whitacre,

Thank you for November 25, 2003 letter from Nancy Justice regarding the Board of Direcotrs resolution on the poison pill. Is it possible that this provision can be added to the resolution: Any material change or discontinuing of the provisions of this resolution will be submitted to a shareholder vote as a separate ballot item on the earliest next possible shareholder ballot

Thank you.

Sincerely,

John Chevedden

cc:
Nick Rossi
cc: James D. Ellis
General Counsel
Nancy Justice
SEC Compliance
PH: 210-351-3407
FX: 210-351-3467

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2003	60%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 60% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company's corporate governance, to vote in favor of this proposal topic.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~overrule~~ ignore our shareholder vote if our Directors seriously believe they have a good reason. I believe our majority vote is a strong signal of shareholder concern. Shareholder voices have been heard, but not a satisfactory response from our Directors. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

ȷ0B 1992
10278



Mr. Edward Whitacre, Jr.
Chairman
SBC Communications Inc.
175 E. Houston
San Antonio, TX 78205